Contact

www.linkedin.com/in/mitch-friesen-aa0095200 (LinkedIn)

## Top Skills

Expenses

Microsoft Excel

Reporting & Analysis

# Mitch Friesen

Co-Founder of JackBe
Oklahoma City Metropolitan Area

## Summary

Being a Co-Founder of JackBe, we all wear many hats depending on the needs of the day. That said, my primary responsibilities are the financials and forecasts as well as many aspects of the supply chain. I have been in charge of identifying and implementing a lot of the systems we will use to perform the needs of the business from Inventory, Accounting, HR, etc.

Prior to JackBe, I had many roles throughout my 10+ years at Cargill which were been in both Accounting & Finance and in Strategic Pricing.

These roles have covered most aspects of accounting at both the corporate and plant level.  I believe this has given me a ton of experience and knowledge to help me understand how things work from front to back in the process and be able to see when processes need to be improved/changed.  It also helps me be able to analyze and understand why the margin results may be the way they are and be able to dig in and ask the right questions to offer insights to improve the business.

Moving more recently into my roles in Pricing, having costing experience as well as plant experience is invaluable to understand how Cargill needed to be pricing products for our various customers and be able to adjust our pricing strategy if needed.

## Experience

### Jackbe

Co-Founder

March 2020 - Present (2 years 8 months)

Edmond, Oklahoma, United States

On-Demand Grocery Pickup

## Cargill

10 years 4 months

### Strategic Pricing Specialist

August 2018 - October 2021 (3 years 3 months)

Wichita, Kansas, United States

Managing Cargill's Case Ready customer pricelists and pricing strategies in the retail grocery industry including most major retailers in both the US and Canada.

### Decision Support Analyst

July 2017 - August 2018 (1 year 2 months)

Wichita, Kansas, United States

FP&A role focused on margin analysis to analyze business performance.

### Plant Controller

November 2015 - July 2017 (1 year 9 months)

Fresno, California, United States

Plant Controller of a recently acquired facility.  Tasked to put controls and processes into place so we could understand if we were profitable or not. Put costing, inventory, and invoicing processes into place and enhanced the plant P&L so we could understand if we were operating profitably with each customer or not.

### Cost Accounting Supervisor

October 2014 - November 2015 (1 year 2 months)

Hazleton, Pennsylvania, United States

Supervisor over the Plant Yields, Parts Room, and Billing Clerks totaling 7 employees.  Also was in charge of the plant's Cost Accounting and Inventory processes.

### Professional Accountant

August 2012 - October 2014 (2 years 3 months)

Wichita, Kansas, United States

Accounting role in charge of the weekly P&L statements for our Food Distribution business as well as month end journal entries and plant support in SAP.

### Accounting Associate

February 2012 - August 2012 (7 months)

Wichita, Kansas, United States

Worked with plant inventory and yields.

### Accounting Associate

July 2011 - February 2012 (8 months)

Friona, Texas, United States

Worked in a large Beef Production facility learning the ins and outs of the business and understanding inventory and yields processes and controls. Auditing cattle payments and plant expenses and looking for savings opportunities for the plant.

### Paint Doctor Auto Detailing LLC

Small Business Owner

June 2019 - May 2021 (2 years)

Wichita, Kansas, United States

Automotive Detailing service that is fully mobile.  I go to the client's house or wherever is most convenient for them.

## Education

### Tabor College

Bachelor's degree, Accounting and Finance · (2007 - 2011)